UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2020

Commission File Number 000-30902

COMPUGEN LTD.
(Translation of registrant’s name into English)

26 Harokmim Street
Holon 5885849, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Compugen Ltd.

On March 11, 2020, we entered into an underwriting agreement (the “Underwriting Agreement”) with SVB Leerink LLC and Stifel, Nicolaus & Company, Incorporated, as representatives of the several underwriters named therein (collectively, the “Underwriters”), relating to the issuance and sale in a public offering of 8,333,334 of our ordinary shares, nominal (par) value NIS 0.01 per share. The price to the public in the offering is $9.00 per share and the Underwriters have agreed to purchase the shares from us pursuant to the Underwriting Agreement at a price of $8.46 per share. The net proceeds to us from the offering are expected to be approximately $70.1 million, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. The closing of the offering is expected to occur on March 16, 2020, subject to customary closing conditions. In addition, we granted the Underwriters a 30-day option to purchase up to 1,250,000 additional shares of our common stock at the public offering price, less the underwriting discounts and commissions.

The Underwriting Agreement contains customary representations, warranties and agreements by us, customary conditions to closing, indemnification obligations of us and the Underwriters, including for liabilities under the Securities Act of 1933, as amended, other obligations of the parties and termination provisions. The representations, warranties and covenants contained in the Underwriting Agreement were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to such agreement, and may be subject to limitations agreed upon by such parties.

The offering is being made pursuant to our effective registration statement on Form F-3 and accompanying prospectus (Registration Statement No. 333-233001), previously filed with the Securities and Exchange Commission (“SEC”), and a prospectus supplement thereunder. A copy of the Underwriting Agreement is filed as Exhibit 1.1 to this report, and the foregoing description of the terms of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to such exhibit. A copy of the opinion of Shibolet & Co. relating to the legality of the issuance and sale of the shares in the offering is attached as Exhibit 5.1.

Forward-Looking Statement
This report contains “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations and assumptions of Compugen. Forward-looking statements can be identified by the use of terminology such as “will,” “may,” “expects,” “anticipates,” “believes,” “potential,” “plan,” “goal,” “estimate,” “likely,” “should,” “confident,” and “intends,” and similar expressions that are intended to identify forward-looking statements, including the completion and timing of the offering and the underwriters’ option to purchase additional shares, although not all forward-looking statements contain these identifying words. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Among these risks: Clinical development involves a lengthy and expensive process, with an uncertain outcome and Compugen may encounter substantial delays or even an inability to begin clinical trials for any specific product, or may not be able to conduct or complete its trials on the timelines it expects; Compugen relies, and expects to continue to rely, on third parties to conduct its clinical trials and if these third parties do not successfully carry out their contractual duties, comply with regulatory requirements or meet expected deadlines (including as a result of the effect of the Coronavirus), Compugen may experience significant delays in the conduct of its clinical trials; Compugen’s ability to present data derived from collaborations with its partners is dependent in some cases on the agreement of our partners to present such data, and in any event is dependent on our acceptance to present data in relevant conferences; Compugen’s approach to the discovery of therapeutic products is based on its proprietary computational target discovery infrastructure, which is unproven clinically; Compugen does not know whether it will be able to discover and develop additional potential product candidates or products of commercial value; Compugen’s business model is substantially dependent on entering into collaboration agreements with third parties; and Compugen may not be successful in generating adequate revenues or commercializing aspects of its business model. These risks and other risks are more fully described in the “Risk Factors” section of Compugen’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission (SEC) as well as other documents that may be subsequently filed by Compugen from time to time with the SEC. In addition, any forward-looking statements represent Compugen’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Compugen does not assume any obligation to update any forward-looking statements unless required by law.

Exhibits

Exhibit Number	Description of Exhibit
1.1	Underwriting Agreement, dated March 11, 2020, by and among Compugen Ltd. and SVB Leerink LLC and Stifel, Nicolaus & Company, Incorporated, as representatives of the several underwriters named therein.
5.1	Opinion of Shibolet & Co.
23.1	Consent of Shibolet & Co. (included in Exhibit 5.1).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

COMPUGEN LTD.

Date: March 13, 2020	By:	/s/ Eran Ben Dor
Eran Ben Dor General Counsel